Exhibit 99.1

IRONSOURCE LTD.

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2022

(UNAUDITED)

IRONSOURCE LTD.

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2022

(UNAUDITED)

IRONSOURCE LTD.

CONDENSED CONSOLIDATED BALANCE SHEETS

(U.S. dollars in thousands, except for number of shares and par value)

(Unaudited)

	June 30,	December 31,
	2022	2021
Assets
Current assets:
Cash and cash equivalents	$235,882	$778,261
Short-term deposits	150,631	—
Accounts receivable, net of allowances of $828 and $437 as of June 30, 2022 and December 31, 2021, respectively	286,809	232,049
Other current assets	61,814	42,382
Total current assets	735,136	1,052,692
Long-term restricted cash	3,266	3,495
Deferred tax assets	14,561	2,012
Operating lease right-of-use assets	37,676	34,116
Property, equipment and software, net	30,739	25,131
Investment in equity securities and other investments	21,000	20,000
Goodwill	456,354	240,299
Intangible assets, net	188,619	54,221
Other non-current assets	73,273	18,857
Total assets	$1,560,624	$1,450,823

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

IRONSOURCE LTD.

CONDENSED CONSOLIDATED BALANCE SHEETS (continued)

(U.S. dollars in thousands, except for number of shares and par value)

(Unaudited)

	June 30,	December 31,
	2022	2021
Liabilities and shareholders' equity
Current liabilities:
Accounts payable	$265,682	$247,362
Operating lease liabilities	9,905	7,525
Other current liabilities	62,980	53,949
Total current liabilities	338,567	308,836
Deferred tax liabilities	6,898	6,514
Long-term operating lease liabilities	28,541	30,076
Other non-current liabilities	1,955	2,829
Total liabilities	375,961	348,255
Commitments and contingencies (Note 8)
Shareholders’ equity:
Class A and Class B ordinary shares, no par value; 11,500,000,000 (Class A 10,000,000,000 and Class B 1,500,000,000) shares authorized; 1,022,958,567 (Class A 679,594,924 and Class B 343,363,643) and 1,018,468,804 (Class A 652,938,412 and Class B 365,530,392) issued and outstanding at June 30, 2022 and December 31, 2021, respectively	—	—
Treasury shares, at cost, 6,745,955 Class A ordinary shares held at June 30, 2022 and December 31, 2021	(67,460)	(67,460)
Additional paid-in capital	1,101,163	1,042,589
Accumulated other comprehensive income (loss)	(2,482)	495
Retained earnings	153,442	126,944
Total shareholders’ equity	1,184,663	1,102,568
Total liabilities and shareholders’ equity	$1,560,624	$1,450,823

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

IRONSOURCE LTD.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

(U.S. dollars in thousands, except share and per share amounts)

(Unaudited)

	Six Months Ended June 30,
	2022	2021
Revenue	$372,450	$254,749
Cost of revenue	80,668	42,905
Gross profit	291,782	211,844
Operating expenses:
Research and development	69,864	43,571
Sales and marketing	153,190	100,902
General and administrative	44,311	36,233
Total operating expenses	267,365	180,706
Income from operations	24,417	31,138
Financial expenses (income), net	(878)	2,006
Income before income taxes	25,295	29,132
Provision for (benefit from) income taxes	(1,203)	8,884
Net income	$26,498	$20,248

Basic net income per ordinary share	$0.03	$0.02
Weighted-average ordinary shares outstanding – basic	1,018,784,260	652,122,890

Diluted net income per ordinary share	$0.02	$0.02
Weighted-average ordinary shares outstanding – diluted	1,073,791,056	729,329,729

Comprehensive income
Net income	$26,498	$20,248
Other comprehensive loss, net of tax:
Unrealized losses on derivatives designated as cash flow hedge	(2,977)	—
Other comprehensive loss	(2,977)	—
Comprehensive income	$23,521	$20,248

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

IRONSOURCE LTD.

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(U.S. dollars in thousands, except share data)

(Unaudited)

	Class A and Class B					Accumulated
	Ordinary Share		Additional			Other
	Number of		Paid-In	Treasury	Retained	Comprehensive
	Shares	Amount	Capital	Shares	Earnings	Income (loss)	Total
Balance at December 31, 2021	1,018,468,804	$—	$1,042,589	$(67,460)	$126,944	$495	$1,102,568
Exercise of options	4,368,250	—	3,680	—	—	—	3,680
Vested restricted share units	121,513	—	—	—	—	—	—
Share options and restricted share units issued related to business combinations	—	—	1,498	—	—	—	1,498
Share-based compensation expense	—	—	53,396	—	—	—	53,396
Other comprehensive loss	—	—	—	—	—	(2,977)	(2,977)
Net income	—	—	—	—	26,498	—	26,498
Balance at June 30, 2022	1,022,958,567	$—	$1,101,163	$(67,460)	$153,442	$(2,482)	$1,184,663

			Class A and Class B
	2019 Ordinary Shares		Ordinary Share		Additional
	Number of		Number of		Paid-In	Treasury	Retained
	Shares	Amount	Shares	Amount	Capital	Shares	Earnings	Total
Balance at December 31, 2020	25,006,298	$72	640,266,044	$—	$152,251	$—	$67,123	$219,446
Recapitalization transaction	(25,006,298)	(72)	352,045,800	—	736,573	(67,460)	—	669,041
Shares and share options issued related to business combinations	—	—	9,503,398	—	57,715	—	—	57,715
Exercise of options	—	—	10,106,922	—	342	—	—	342
Vested restricted share units	—	—	695,078	—	—	—	—	—
Share-based compensation expense	—	—	—	—	38,225	—	—	38,225
Net income	—	—	—	—	—	—	20,248	20,248
Balance at June 30, 2021	—	$—	1,012,617,242	$—	$985,106	$(67,460)	$87,371	$1,005,017

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

IRONSOURCE LTD.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(U.S. dollars in thousands)

(Unaudited)

	Six Months Ended June 30,
	2022	2021
Cash flows from operating activities
Net income	$26,498	$20,248
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization	31,124	11,217
Share-based compensation expenses	51,796	37,474
Non-cash lease expense	(3,132)	842
Effect of exchange rate changes on cash and cash equivalents and restricted cash	3,981	(139)
Gain on disposal of property and equipment	(1)	—
Interest accrued and other financial expenses	(631)	628
Deferred income taxes, net	(16,160)	(728)
Changes in operating assets and liabilities, net of effects of businesses acquired:
Accounts receivable	(2,736)	(38,866)
Other current assets	(26,888)	(18,644)
Other non-current assets	(55,241)	(8,037)
Accounts payable	(21,029)	20,368
Other current liabilities	(11,604)	(1,553)
Other non-current liabilities	(678)	637
Net cash provided by (used in) continuing operating activities	(24,701)	23,447
Net cash provided by (used in) discontinued operating activities	—	(5,168)
Net cash provided by (used in) operating activities	(24,701)	18,279

Cash flows from investing activities
Purchase of property and equipment	(1,899)	(760)
Capitalized software development costs	(8,118)	(5,602)
Purchase of intangible assets	—	(1,950)
Acquisitions, net of cash acquired	(356,589)	(89,340)
Purchase of equity securities and other investments	(1,000)	(20,000)
Investments in short-term deposits	(150,000)	—
Maturities of short-term deposits	—	17,590
Net cash used in continuing investing activities	(517,606)	(100,062)
Net cash used in discontinued investing activities	—	—
Net cash used in investing activities	(517,606)	(100,062)

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

IRONSOURCE LTD.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (continued)

(U.S. dollars in thousands)

(Unaudited)

	Six Months Ended June 30,
	2022	2021
Cash flows from financing activities
Repayment of long-term loan	—	(85,000)
Proceeds from Recapitalization transaction, net	—	672,893
Exercise of options	3,680	342
Net cash provided by continuing financing activities	3,680	588,235
Net cash provided by discontinued financing activities	—	—
Net cash provided in financing activities	3,680	588,235

Effect of exchange rate changes on cash and cash equivalents and restricted cash	(3,981)	139
Net change in cash and cash equivalents and restricted cash	(538,627)	506,452
Cash and cash equivalents and restricted cash at beginning of the period	781,756	203,087
Cash and cash equivalents and restricted cash at end of the period	$239,148	$709,678

Supplemental disclosure of cash flows information:
Cash paid for taxes, net	$13,397	$16,725
Cash paid for interest	$401	$1,055

Supplemental disclosure of non-cash investing and financing activities:
Fair value of ordinary shares issued as consideration for business combination	$—	$57,197
Fair value of share options and restricted share units assumed in a business combination	$1,498	$518
Fair value of contingent consideration assumed in a business combination	$—	$844
Share-based compensation capitalized to software costs	$1,600	$751
Unpaid offering costs	$—	$9,080
Inception of lease transaction	$3,793	$—

The below table provides a reconciliation of cash and cash equivalents and restricted cash reported within the condensed consolidated balance sheets to the total of the same amounts shown on the condensed consolidated statements of cash flows (U.S. dollars in thousands):

	June 30,	June 30,
	2022	2021
Cash and cash equivalents	$235,882	$706,797
Long-term restricted cash	3,266	2,881
Total cash and cash equivalents and restricted cash	$239,148	$709,678

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

IRONSOURCE LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

NOTE 1 — DESCRIPTION OF THE BUSINESS:

ironSource Ltd. (collectively referred to with its wholly owned subsidiaries as “ironSource”, “we”, “our”, “us” or the “Company”) is a leading business platform that enables mobile content creators to prosper within the App Economy.

Since our founding in 2010, we have focused on empowering our customers to grow, engage, monetize and analyze their users to create scaled and sustainable businesses. Today, we provide core business infrastructure to mobile game and app developers and enhance telecom operators’ relationship with their users.

We are headquartered in Tel-Aviv, Israel, and have offices in various cities in North America, Europe and Asia.

On June 28, 2021, we consummated a recapitalization transaction (the “Recapitalization”) with Thoma Bravo Advantage (“TBA”), a publicly traded special purpose acquisition company, resulting in TBA becoming a wholly owned subsidiary of the Company.

On June 29, 2021, ironSource became a publicly traded corporation at the New York Stock Exchange under the symbol “IS.”

Pending Merger

On July 13, 2022, we entered into an Agreement and Plan of Merger (the “Merger Agreement”) to merge with Unity Software Inc. (“Unity”), an industry leading platform for creating and operating interactive, real-time 3D (RT3D) content. The estimated purchase consideration is based on an exchange ratio of 0.1089 shares of Unity in exchange for shares of ironSource. The transaction, which is anticipated to close in the fourth quarter of this year, is subject to approval by ironSource and Unity shareholders, the receipt of required regulatory approvals, and other customary closing conditions. Once consummated, current Unity stockholders will own approximately 73.5% and current ironSource shareholders will own approximately 26.5% of the combined company.

NOTE 2 — SIGNIFICANT ACCOUNTING POLICIES:

a.	Basis of Presentation and Consolidation

We prepared the accompanying unaudited condensed consolidated financial statements in accordance with generally accepted accounting principles in the United States (“GAAP”) and applicable rules and regulations of the Securities and Exchange Commission (“SEC”) for interim financial reporting. Certain information and footnote disclosures normally included in the financial statements prepared in accordance with GAAP have been condensed or omitted pursuant to such rules and regulations. In our opinion, the information contained herein reflects all adjustments necessary for a fair statement of our results of operations, financial position, cash flows, and shareholders’ equity. All such adjustments are of a normal, recurring nature.

The results of operations for the six months ended June 30, 2022 shown in these unaudited condensed consolidated financial statements are not necessarily indicative of the results to be expected for the full year ending December 31, 2022. The unaudited condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements included in the Company's Annual Report on Form 20-F for the year ended December 31, 2021.

The condensed consolidated financial statements include the accounts of ironSource Ltd. and its wholly owned subsidiaries. All intercompany balances and transactions have been eliminated in consolidation.

There have been no material changes in our significant accounting policies as described in our consolidated financial statements for the year ended December 31, 2021.

b.	Short-Term Deposits

Short-term deposits are bank deposits with maturities over three months and of up to one year. As of June 30, 2022, short-term deposits were denominated in U.S. dollars, bore interest of 3.2% and are presented at their cost, including accrued interest. The recorded amounts of short-term deposits approximate their respective fair value because of the liquidity and short period of time to maturity of these instruments.

IRONSOURCE LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

NOTE 2 — SIGNIFICANT ACCOUNTING POLICIES (continued):

c.	New Accounting Pronouncements

Recently issued accounting pronouncements, not yet adopted

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments—Credit Losses (“Topic 326”): Measurement of Credit Losses on Financial Instruments to introduce a new model for recognizing credit losses on financial instruments based on estimated current expected credit losses, or CECL. Under the new standard, an entity is required to estimate CECL on trade receivables at inception, based on historical information, current conditions, and reasonable and supportable forecasts. ASU No. 2016-13 is effective for us for the annual period beginning after December 15, 2022, including interim periods within that reporting period. We are evaluating the impact of adoption of the new standard on our consolidated financial statements.

In December 2019, the FASB issued ASU No. 2019-12, Income Taxes (“Topic 740”): Simplifying the Accounting for Income Taxes, which is intended to simplify various aspects related to accounting for income taxes. ASU 2019-12 removes certain exceptions to the general principles in Topic 740 and also clarifies and amends existing guidance to improve consistent application. ASU No. 2019-12 is effective for us for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022. We are evaluating the impact of adoption of the new standard on our consolidated financial statements.

NOTE 3 — DISAGGREGATION OF REVENUE:

Revenue by Source

The following table presents our revenue disaggregated by source (U.S. dollars in thousands):

	Six Months Ended June 30,
	2022	2021
Sonic	$335,576	$222,519
Aura	36,874	32,230
Total revenue	$372,450	$254,749

Revenue by Geographic Area

The following table presents our revenue disaggregated by geography, based on the invoice address of the customers (U.S. dollars in thousands):

	Six Months Ended June 30,
	2022	2021
United States	$129,812	$91,778
EMEA	101,952	56,642
APAC	81,732	41,612
Ireland	37,532	49,969
Israel	9,682	8,281
Other	11,740	6,467
Total revenue	$372,450	$254,749

For the six months ended June 30, 2022 and 2021, no individual country, other than those disclosed above, exceeded 10% of our total revenue. For the six months ended June 30, 2022, no individual customer exceeded 10% of our total revenue. For the six months ended June 30, 2021, we had one individual customer representing 12% of our total revenue.

IRONSOURCE LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

NOTE 4 – BUSINESS COMBINATIONS:

Acquisition of Tapjoy

In January 2022, we acquired all outstanding shares of Tapjoy Inc. (“Tapjoy”), which provides mobile marketing and monetization services to game and app developers. We have included the financial results of Tapjoy in the consolidated financial statements from the date of acquisition. The costs associated with the acquisition were approximately $3,300 thousand and are recorded in general and administrative expenses.

The acquisition date fair value of the consideration transferred was $391,252 thousand, which consisted of the following (U.S. dollars in thousands):

Consideration:
Cash	$389,754
Fair value of share options and restricted share units assumed	1,498
Total consideration transferred	$391,252

The following table summarizes the preliminary fair values of assets acquired and liabilities assumed as of the date of acquisition (U.S. dollars in thousands):

Cash	$33,165
Accounts receivable	52,024
Other current assets	1,257
Operating lease right-of-use asset	4,496
Property, equipment and software	465
Goodwill	216,055
Technology	118,900
Customer relationships	33,300
Trade name	5,700
Other assets	359
Accounts payable	(39,349)
Other current liabilities	(19,791)
Operating lease liabilities	(4,913)
Deferred tax liabilities	(9,768)
Other non-current liabilities	(648)
Net assets acquired	$391,252

The above allocation of the purchase price is still provisional and subject to change within the measurement period, including potential adjustments to deferred tax balances as tax returns are finalized and as additional information is received. The final allocation of the purchase price is expected to be completed as soon as practicable, but no later than one year from the date of the acquisition close.

The estimated useful life of the acquired technology is six years, the customer relationships is eight years and the trade name is five years. The excess of purchase consideration over the fair value of net tangible and identifiable intangible assets acquired was recorded as goodwill, which is primarily attributed to the assembled workforce and expanded market opportunities. The goodwill balance is not deductible for tax purposes.

We paid cash consideration of $392,034 thousand. Of the total consideration, $389,754 thousand was allocated to the purchase consideration and $2,280 thousand was allocated to future services, recorded under other assets, and will be expensed over the remaining service periods.

IRONSOURCE LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

NOTE 4 – BUSINESS COMBINATIONS: (continued)

We assumed share options and restricted share units to Tapjoy’s employees with an estimated fair value of $3,245 thousand. Of the total consideration, $1,498 thousand was allocated to the purchase consideration and $1,747 thousand was allocated to future services and will be expensed over the remaining service periods. The fair value of the share options assumed by the Company was determined using the Black-Scholes option pricing model.

The Company’s condensed consolidated statement of operations for the six months ended June 30, 2022, includes revenue of $49.3 million from Tapjoy. However, due to the significant integration of Tapjoy with Sonic, it was impractical to determine the impact of the acquired business on earnings.

The following unaudited pro forma financial information presents the consolidated results of Tapjoy for the six months ended June 30, 2022 and 2021, giving effect to the acquisition as if it had occurred on January 1, 2021, and combines the historical financial results of Tapjoy. The unaudited pro forma financial information was as follows (U.S. dollars in thousands):

	Six Months Ended June 30,
	2022	2021
Unaudited pro forma financial information
Pro forma revenue	$372,450	$300,100
Pro forma net income	$29,524	$6,213

The unaudited pro forma financial information includes adjustments to give effect to pro forma events that are directly attributable to the acquisition. The pro forma financial information includes adjustments to amortization for intangible assets acquired, share-based compensation expense for unvested share options and restricted share units, acquisition costs and income taxes. The unaudited pro forma financial information is presented for illustrative purposes only and is not necessarily indicative of the results of operations of future periods. The unaudited pro forma financial information does not give effect to the potential impact of current financial conditions, future revenues, regulatory matters, or any anticipated synergies, operating efficiencies, or cost savings that may be associated with the acquisition.

NOTE 5 — GOODWILL & INTANGIBLE ASSETS, NET:

Goodwill

The following table presents the changes in the carrying amount of goodwill for the six months ended June 30, 2022 (U.S. dollars in thousands):

Balance as of December 31, 2021	$240,299
Goodwill from acquisition of Tapjoy	216,055
Balance as of June 30, 2022	$456,354

IRONSOURCE LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

NOTE 5 — GOODWILL & INTANGIBLE ASSETS, NET: (continued)

Intangible Assets

The following tables present details of our intangible assets (U.S. dollars in thousands):

		June 30,
		2022
	Weighted-
	Average	Carrying
	Remaining	Amount,
	Useful Lives	Net of	Accumulated	Net Book
	in Years	Impairment	Amortization	Value
Technology	5.17	$173,925	$(27,492)	$146,433
Customer relationships	7.04	44,382	(8,936)	35,446
Trade Name	4.51	5,700	(570)	5,130
Domain	6.61	1,950	(340)	1,610
Total intangible assets		$225,957	$(37,338)	$188,619

		December 31,
		2021
	Weighted-
	Average	Carrying
	Remaining	Amount,
	Useful Lives	Net of	Accumulated	Net Book
	in Years	Impairment	Amortization	Value
Technology	4.68	$60,400	$(12,908)	$47,492
Customer relationships	3.97	11,082	(6,085)	4,997
Domain	7.1	1,950	(218)	1,732
Total intangible assets		$73,432	$(19,211)	$54,221

Amortization expenses of intangible assets were $18,127 thousand and $2,825 thousand for the six months ended June 30, 2022 and 2021, respectively.

The following table presents the estimated future amortization of intangible assets as of June 30, 2022 (U.S. dollars in thousands):

Year ending December 31
Remainder of 2022	$18,210
2023	36,434
2024	34,914
2025	33,041
2026	32,735
Thereafter	33,285
$188,619

IRONSOURCE LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

NOTE 6 – REVOLVING CREDIT FACILITY:

On June 29, 2021, we entered into a credit agreement (the “RCF”) with several lenders (the “Lenders”), Silicon Valley Bank, as L/C issuer and the Agent. Under the RCF, the Lenders would extend to the Company a five-year revolving credit facility in an initial aggregate principal amount of up to $350 million, with the right, subject to certain conditions, to incur additional revolving commitments and/or incremental term loans in an amount not to exceed the sum of (i) $150 million plus (ii) additional amounts so long as the consolidated secured leverage ratio, on a pro forma basis after giving effect to such increase or incurrence, is no greater than or equal to 2.25:1.00. Revolving loans under the RCF bear interest through maturity at a variable rate based upon, at the Company’s option, either the Eurodollar rate (also known as LIBOR rate) or the base rate (which is the highest of (x) the federal funds rate plus 0.50%, (y) the prime rate published in the Wall Street Journal or any successor publication thereto, and (z) 1.00% in excess of the one-month Eurodollar rate), plus, in each case, an applicable margin.

Based on the applicable consolidated net leverage ratio, the applicable margin for Eurodollar rate revolving loans ranges from 1.25% to 1.75% per annum and the applicable margin for base rate loans ranges from 0.25% to 0.75% per annum. Revolving loans may be prepaid, and revolving loan commitments may be permanently reduced by the Company in whole or in part, without penalty or premium. Our RCF allows for the LIBOR rate to be phased out and replaced with the Secured Overnight Financing Rate and therefore we do not anticipate a material impact by the expected upcoming LIBOR transition. The LIBOR in relation to the RCF, will be in use until the end of June 2023.

In addition to paying interest on outstanding principal under the RCF, the Company will be required to pay an unused line fee on a quarterly basis with respect to the unutilized commitments under the RCF from 0.20% to 0.30% per annum, depending on consolidated net leverage ratio. The Company will also be required to pay customary letter of credit fees and agent and lender fees customary for credit facilities of this size and type.

The Company’s obligations under the RCF will be secured by, substantially all of the assets of the Company and its material subsidiaries, and the equity interests therein. The obligations under the RCF and the guarantees are secured by a lien on substantially all of the Company’s tangible and intangible personal property and the subsidiaries that are guarantors, and by a pledge of substantially all of the equity interests of the Company’s subsidiaries, subject to limited exceptions.

The RCF contains a number of covenants and restrictions that, among other things, require the Company to maintain (i) a maximum ratio of consolidated funded indebtedness (net of unrestricted cash and Cash Equivalents, in an amount not to exceed 50% of consolidated EBITDA) to consolidated EBITDA (both as defined in the RCF) of 4.00:1.00, subject to a step down to 3.75:1.00 after four full fiscal quarters, which ratio will, in either case, be increased by 0.50:1.00 following a Qualified Acquisition (as defined in the RCF) and (ii) a ratio of consolidated EBITDA to consolidated interest charges (as defined in the RCF) of less than 3.00:1.00. Further, the RCF contains a number of covenants and restrictions including restrictions on the Company and its subsidiaries’ ability to incur additional debt, pay dividends and make distributions, make certain investments and acquisitions, repurchase its stock and prepay certain indebtedness, create liens, enter into agreements with affiliates, modify the nature of its business, enter into sale-leaseback transactions, transfer and sell material assets and merge or consolidate.

The RCF also includes customary events of default that include, among other things, non-payment of principal, interest or fees, inaccuracy of representations and warranties, violation of certain covenants, cross default to certain other indebtedness, bankruptcy and insolvency events, material judgments, change of control and certain material ERISA events.

The occurrence of an event of default including the change of control upon the consummation of the Merger Agreement with Unity could result in the acceleration of the obligations under the RCF.

As of June 30, 2022, we were in compliance with all of the covenants.

There were no outstanding borrowings under the RCF as of June 30, 2022.

IRONSOURCE LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

NOTE 7 – DERIVATIVES AND HEDGING:

We entered into forward contracts to hedge certain forecasted payroll payments denominated in NIS, against exchange rate fluctuations of the U.S. dollar for a period of up to twelve months. We record the cash flows associated with these derivatives under operating activities. Forward contracts are designated as cash flow hedges, as defined by ASC Topic 815, and are all highly effective.

As of June 30, 2022, and December 31, 2021, we had outstanding contracts designated as hedging instruments in the aggregate notional amount of approximately $41 million and $31 million, respectively. As of June 30, 2022, the fair value of our outstanding contracts amounted to a liability of $2,821 thousand, recorded under other current liabilities. As of December 31, 2021, the fair value of our outstanding contracts amounted to an asset of $562 thousand, recorded under other current assets. The foreign exchange forward contracts will expire throughout 2022. For the six months ended June 30, 2022, an amount of $1,004 thousand was reclassified from other comprehensive income into net income.

As of June 30, 2022, we expect to reclassify all of our unrealized gains and losses from accumulated other comprehensive income to earnings during the next twelve months.

NOTE 8 — COMMITMENTS AND CONTINGENT LIABILITIES:

Legal Proceedings

From time to time, we are subject to various legal proceedings and claims, either asserted or unasserted, that arise in the ordinary course of business. We accrue a liability when management believes that it is both probable that a liability has been incurred and the amount of loss can be reasonably estimated. Although the outcome of the various legal proceedings and claims cannot be predicted with certainty, we believe that any of these proceedings or other claims are neither probable to result in a liability nor can result in a material adverse effect on our business, financial condition, results of operations or cash flows. We are not currently a party to any material legal proceedings, including any such proceedings that are pending or threatened, of which we are aware.

NOTE 9 — SHARE-BASED COMPENSATION:

a.	Share-based compensation expense for the six months ended June 30, 2022 and 2021 was as follows (U.S. dollars in thousands):

	Six Months Ended June 30,
	2022	2021
Cost of revenue	$1,398	$593
Research and development	19,023	11,142
Sales and marketing	17,750	8,511
General and administrative	13,625	17,228
Total share-based compensation expenses	$51,796	$37,474

IRONSOURCE LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

NOTE 9 — SHARE-BASED COMPENSATION: (continued)

As of June 30, 2022, there is an unrecognized share-based compensation expense of $136,548 thousand to be recognized over the average remaining vesting period of 3.31 years.

b.	A summary of our share options for Class A and Class B ordinary shares activity is as follows:

			Weighted-
		Weighted-	Average	Aggregate
		Average	Remaining	Intrinsic
		Exercise	Contractual	Value (U.S.
	Number of	Price (U.S.	Term	dollars in
	Options	dollars)	In Years	thousands)
Balance as of December 31, 2021	103,239,069	$1.71	5.95	$622,635
Granted	1,941,995	5.48	—	—
Exercised	(4,368,250)	0.81	—	—
Forfeited	(1,081,144)	2.51	—	—
Balance as of June 30, 2022	99,731,670	$1.81	5.62	$92,154

Exercisable, June 30, 2022	60,464,486	$1.33	4.56	$74,765

For the six months ended June 30, 2022, the aggregate intrinsic values of share options exercised were $17,038 thousand.

The calculated fair value of option grants was estimated using the Black-Scholes option-pricing model with the following assumptions:

	Six Months Ended June 30,
	2022	2021
Risk-free interest rate	1.15%-1.94%	0.60%-0.77%
Expected option term (in years)	3.06-6.10	5.61-6.11
Expected price volatility	34.59%-36.55%	37.79%-37.89%
Fair value of an ordinary share	$6.5-$6.98	$4.44-$7.41
Dividend yield	0%	0%

The risk-free interest rate is based on U.S. Treasury rates in effect at the time of grant with maturities equal to the grant’s expected term. The expected term is calculated using the simplified method, as we conclude that our historical share option exercise experience does not provide a reasonable basis to estimate the expected option term. The expected volatility is based on the historical volatility of the ordinary shares of comparable companies that are publicly traded. The fair value of an ordinary share is estimated based on observable transactions in the secondary market for share options granted prior to the Recapitalization and based on the grant-date closing price of our ordinary share for share options granted after the Recapitalization. Dividend yield is zero since we have a mandatory adjustment to the options exercise price in our option plan following any cash dividends.

c.	A summary of our RSUs for Class A and Class B ordinary share activity is as follows:

		Weighted-
		Average
		Grant Date
		Fair Value
	Number of	Price (U.S.
	Shares	dollars)
Unvested RSUs outstanding as of December 31, 2021	2,143,186	$10.88
Granted	20,773,026	6.00
Vested	(121,513)	3.54
Forfeited	(884,030)	6.88
Unvested RSUs outstanding as of June 30, 2022	21,910,669	$6.45

IRONSOURCE LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

NOTE 10 — TAXES ON INCOME:

The Company’s quarterly tax provision, and estimates of its annual effective tax rate, is subject to variation due to several factors, including variability in pre-tax income, the mix of jurisdictions to which such income relates and tax law developments, as well as non-deductible expenses, such as share-based compensation.

For the six months ended June 30, 2022 and 2021, the Company’s effective tax rate differs from the Israeli statutory rate of 23% due to non-deductible expenses mainly related to share-based compensation and tax benefits arising from reduced tax rates under benefit programs, and for the six months ended June 30, 2022, is primarily due to discrete tax adjustments and tax benefits related to share-based compensation.

The Company and its Israeli subsidiaries are subject to Preferred Technological Enterprise status and, accordingly, eligible for a reduced tax rate of 12%.

NOTE 11 – RELATED PARTIES:

Related party balances and transactions

The Company’s chairman of the audit committee and member of the board, Mr. David Kostman, is the Co-Chief Executive Officer of Outbrain Inc. (“Outbrain”). Accordingly, Outbrain is considered a related party. During the six months ended June 30, 2022, revenue recorded by the Company from its operational activity with Outbrain amounted to $1,535 thousand. As of June 30, 2022, the Company had trade receivables balances due from Outbrain in amounts of $1,023 thousand. In 2021, there were no material related party balances and transactions with Outbrain.

Type A

On December 31, 2020, we entered into an agreement with TypeA to provide certain administrative services over a four-month period ended on April 30, 2021. On the same date, we also entered into a sub-lease agreement with TypeA for a term of twelve months ended on December 31, 2021. TypeA extended the sub-lease agreement by an additional one month and a half. For the six months ended June 30, 2022 and 2021, we recorded an amount  of $212 thousand and $1,308 thousand, respectively, as a deduction in the general and administrative expense.

Options Granted to Executive Officers and Directors

On February 16, 2022, we granted 153,846 options and 307,692 RSUs to one executive officer, which will become exercisable over a four-year period. The options have an exercise price of $6.5.

On January 17, 2021, we granted 24,908,370 options and 77,900 RSUs to our executive officers and directors, which will become exercisable over a three-year or a four-year period. The options have an exercise price of $3.14.

On June 28, 2021, we granted 50,000 RSUs to our executive officers and directors, which will become exercisable over a three-year period.

IRONSOURCE LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

NOTE 12 — OTHER CURRENT LIABILITIES:

Other current liabilities consist of the following (U.S. dollars in thousands):

	June 30,	December 31
	2022	2021
Accrued compensation	$36,399	$42,971
Other current liabilities	26,581	10,978
Total other current liabilities	$62,980	$53,949

NOTE 13 – NET INCOME PER ORDINARY SHARE:

Basic net income per ordinary share is computed by dividing net income by the weighted-average number of ordinary shares outstanding during the period, including unexercised vested options with a zero exercise price, net of treasury shares.

Diluted net income per ordinary share is computed by dividing net income by the weighted-average number of ordinary shares outstanding during the period, while giving effect to all potentially dilutive ordinary shares to the extent they are dilutive.

Basic and diluted net income per ordinary share takes into account deduction of amounts attributable to participating securities, in conformity with the "two-class" method.

Moreover, the 2019 ordinary shares’ conversion into ordinary shares was contingent upon certain deemed liquidation events, for which we assessed their occurrence at the end of each reporting period. If the contingency was met, their potential dilution was computed using the “if-converted” method.

The 2019 ordinary shares’ contingency was met on June 28, 2021, as part of the Recapitalization, following which the 2019 ordinary shares were converted into the Company's ordinary shares. The 2019 ordinary shares were excluded from the computation of net income per ordinary share, for the six months ended June 30, 2021, due to their anti-dilutive effect.

Following the Recapitalization, the Company has two classes of issued and outstanding ordinary shares: Class A ordinary shares and Class B ordinary shares. Holders of Class A ordinary shares and holders of Class B ordinary shares have substantially identical rights, except for different voting rights, with holders of Class A ordinary shares entitled to one vote per share while holders of Class B ordinary shares are entitled to five votes per share. As such, basic and diluted income per ordinary share of Class A ordinary shares and Class B ordinary shares are identical. Class B ordinary shares will be automatically converted automatically on a one-for-one basis into a Class A ordinary share upon sale or transfer (other than excluded transfers to certain parties that are related to or affiliated with the shareholder).

IRONSOURCE LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

NOTE 13 – NET INCOME PER ORDINARY SHARE (continued):

The following table sets forth the computation of basic and diluted net income per ordinary share, attributable to our ordinary shares (U.S. dollars in thousands, except share and per share data):

	Six Months Ended June 30,
	2022	2021
Basic net income per ordinary share
Numerator:
Net income	$26,498	$20,248
Amount allocated to participating 2019 shareholders	—	(5,562)
Amount allocated to contingently returnable shares issued in connection with acquisitions	(40)	—
Net income, attributable to ordinary shares	26,458	14,686

Denominator:
Weighted-average number of ordinary shares outstanding	1,018,784,260	652,122,890

Basic net income, attributable to ordinary shares	$0.03	$0.02

Diluted net income per ordinary share
Effect of dilutive securities on weighted-average number of ordinary shares:
Options	54,830,450	76,218,322
RSUs	176,345	988,517
Weighted-average number of ordinary shares outstanding, after giving effect to dilutive securities	1,073,791,056	729,329,729
Diluted net income, attributable to ordinary shares	$0.02	$0.02

IRONSOURCE LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

NOTE 13 – NET INCOME PER ORDINARY SHARE (continued):

The following weighted-average amounts of securities were excluded from the computation of diluted net income per ordinary share:

	Six Months Ended June 30,
	2022	2021
Options	21,033,355	65,432
RSUs	15,982,328	25,000
Contingently returnable shares	1,540,350	—
2019 ordinary shares (*)	—	246,871,957
(*)

The weighted-average number of ordinary shares that were excluded from the computation of diluted net income per ordinary share is based on the number of ordinary shares for which the 2019 ordinary shares were converted into following the Recapitalization. The 2019 ordinary shares' contingent conversion was triggered on June 28, 2021, as part of the Recapitalization.